ASSURE HOLDINGS CORP.

7887 East Belleview Avenue, Suite 500

Greenwood Village, Colorado 80111

August 15, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Assure Holdings Corp. – Request for Acceleration
Registration Statement on Form S-3
Filed on August 10, 2022
File No. 333-266730

Ladies and Gentlemen:

On behalf of Assure Holdings Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-266730) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on August 17, 2022, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Assure Holdings Corp.

/s/ John Price
John Price
Chief Financial Officer